Exhibit 23.1


                    ACCOUNTANTS' CONSENT


The Board of Directors
Innotech, Inc.

  We consent to the incorporation by reference herein of our reports dated February 9, 1996 and February 9, 1996, except as to note 14, which is as of March 20, 1996, relating to the balance sheets of Innotech, Inc. as of December 31, 1994 and 1995, and the related statements of loss, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1995, and to the reference to our firm under the heading "Experts" in the prospectus. Our report dated February 9, 1996 contains an explanatory paragraph that states that the Company's losses since inception and accumulated deficit raise substantial doubt about its ability to continue as a going concern. Our report dated February 9, 1996, except as to note 14, which is as of March 20, 1996, does not contain such explanatory paragraph.



KPMG Peat Marwick LLP



Roanoke, Virginia
November 26, 1996